CERTIFICATE OF NOTIFICATION

                                    Filed by

                            MISSISSIPPI POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated April 18, 2003 in the matter of File No. 70-10094.

                                 --------------

Mississippi Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On June 30, 2005, the issuance by the Company of $30,000,000 aggregate principal amount of its Series G 5.40% Senior Notes due July 1, 2035 (the "Series G Notes"), pursuant to the Seventh Supplemental Indenture dated as of June 30, 2005, supplementing the Senior Note Indenture dated as of May 1, 1998 between the Company and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith are the following exhibits:

             Exhibit  A -- Prospectus supplement with respect to the Series
                           G Notes, dated June 24, 2005. (Filed electronically June 27, 2005, in File Nos. 333-108156, 333-108156-01
                           and 333-108156-02.)

             Exhibit  B -- Underwriting Agreement with respect to the
                           Series G Notes dated June 24, 2005. (Designated in Form 8-K dated June 24, 2005, as Exhibit 1.3.)

             Exhibit  C -- Seventh Supplemental Indenture dated as of June
                           30, 2005 to the Senior Note Indenture dated as of May 1, 1998 between the Company and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Trustee. (Designated in Form 8-K dated June 24, 2005, as Exhibit 4.2.)

             Exhibit  D -- Opinion of Balch & Bingham LLP, dated July 5, 2005.



Dated: July 5, 2005                                  MISSISSIPPI POWER COMPANY



                                                     By /s/Wayne Boston
                                                         Wayne Boston
                                                      Assistant Secretary